FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

08005076

September 8, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

SEC Mail Processing Section
SEP 23 2008
Washington, DC
103

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated September 8, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
SEP 29 2008
THOMSON REUTERS

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 8, 2008**

News Release: **08-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NEW HIGH GRADE GOLD DISCOVERY INCLUDING GRADES OF 9.8 OUNCES PER TON GOLD AT THE VIKING PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that extensive trenching at the Viking gold project has resulted in the discovery of four new zones of bedrock hosted high grade gold mineralization with grades ranging from 7.7 to 335.4 g/t gold (0.2 to 9.8 ounces per ton).

Dr. Shane Ebert, President of the Company commented "We are pleased to present results that met, and in some cases exceeded, our expectations from our most recent trenching program at the Viking project. Our initial validation by trenching of a large, and mostly unexplored, gold-in-soil anomaly has now confirmed that both high and low grade gold mineralization is found in bedrock over an area approaching 3 kilometres. Mineralization on this scale rivals the expression of early discoveries in established gold camps that are now productive. In our view, the two challenges of an initial target in the exploration industry are to show both grade potential and size potential. Viking, so far, has delivered both, with high grade zones in bedrock in a favourable environment that extends for at least 1.6 kilometers. The trenching results are leading to a drilling program for which we are in the enviable position of being able to fully finance. Drilling will begin exploring the Viking Discovery at depth, and begin testing the deposit potential of the area. Discussions with a number of drilling companies are underway with the objective of drilling Viking during the coming fall season."

Results and Technical Discussion
During the 2008 summer surface program, 20 new trenches were excavated and 291 rock, chip and channel samples were collected and assayed. These samples consisted predominantly of channel samples cut with a portable rock saw and are considered very representative of the underlying bedrock. All of the assay results for the 2008 trenching program have now been received and highlights are summarized below. Additional details along with trench maps are available on our website (www.naminco.ca).

The paragraphs below summarize the trenching results from the summer program that have led the company to initiate its first drilling program at Viking.

Trench #7 exposed a zone with 35 g/t gold (1 ounce per ton) over 1 meter which remains open to the west. Quartz boulders adjacent to this sample returned 314.1 g/t gold (9.2 ounces per ton). A lower grade alteration halo surrounding this high grade zone returned 1.2 g/t gold over 4 meters. Another sample taken 12 meters south of this high grade zone in Trench #1 returned 79.5 g/t gold (2.3 ounces per ton) over 0.5 meters. Trench #7 contains zones of sericite-pyrite-quartz altered rocks with anomalous mineralization including 2.1 g/t gold over 1.3 meters and 2.7 g/t gold over 1 meter.

Trench #9 is located 65 meters north of the high grade zone in Trench #7. A second zone of high grade gold mineralization has been discovered in Trench 9. A representative channel sample across a partially exposed quartz-sulfide vein returned 308 g/t gold (9 ounces per ton) over 0.75 meters, while a grab sample of the same vein returned 335.4 g/t gold (9.8 ounces per ton). A 0.6 meter wide quartz sulfide-vein located 5 meters to the northwest, returned grades of 18.6 and 16.4 g/t gold (0.5 ounces per ton). Sampling of sericite-carbonate-pyrite-quartz altered rocks in proximity to the high grade veins returned 7.9 g/t gold over 2.2 meters, 1.9 g/t gold over 4 meters, and 8 g/t gold over 1 meter.

Trenches, 14, 15 and 16 are located 300 meters south of Trench #7 and intersected large zones of strong sericite-quartz-pyrite-chlorite alteration associated with gold mineralization. In Trench #14, a high-grade zone with 84.4 g/t gold (2.5 ounces per ton) over 1 meter was defined by representative channel sampling. A zone of lower grade mineralization including assay results of 7.7 g/t gold over 2 meters surrounds this high grade zone

and remains open in all directions. Results from Trench #15 include 1.1 g/t gold over 1 meter. Trench #16 intersected a zone containing 0.8 g/t gold over 8 meters. This zone remains open to the south and included a zone grading 1.7 g/t gold over 1 meter.

Trench 18 was located 650 meters southwest of Trench #7 and exposed a 10 meter wide zone of sericite-pyrite-quartz alteration with anomalous gold. Bedrock sampling within this trench returned 2 g/t gold over 0.8 meters.

Trench #20 was located 175 meters west of Trench #18 and exposed what is interpreted to be the same mineralized structure. A sample of sericite-pyrite-quartz altered rock from Trench #20 returned 2.3 g/t gold.

Trench #23 was located 150 meters west of Trench #6, along the same altered and mineralized structure. As previously released (news release 07-14) Trench #6 contains samples grading 26.6, 2.2, and 1.1 g/t gold. Trench #23 exposed zones of sericite-quartz-pyrite alteration and a boulder from the zone returned 3.3 g/t gold.

Table 1. Select sample results from the 2008 trenching program at Viking

Location	Description	Width (m)	Au g/t	Au OPT*
Trench 9	Quartz-sulfide vein	grab	**335.4**	**9.8**
Trench 9	Same quartz-sulfide vein as above	0.75	**308**	**9.0**
Trench 7	Quartz boulder with sulfides	grab	**314.1**	**9.2**
Trench 14	Folded quartz veins in sericite altered augen gneiss	1	**84.4**	**2.5**
Trench 1	Granite with irregular quartz-sulfide veins	0.5	**79.5**	**2.3**
Trench 7	Granite cut by thin quartz veinlets with abundant pyrite	1.0	**35.0**	**1.0**
Trench 9	0.6 meter wide quartz sulfide vein	grab	**18.6**	**0.5**
Trench 9	Same quartz-sulfide vein as above	grab	**16.4**	**0.5**
Trench 9	Sericite altered rock with quartz veinlets	1	8	0.2
Trench 9	Sericite-carbonate altered rock with quartz veinlets	2.2	7.9	0.2
Trench 14	Folded quartz veins in sericite altered augen gneiss	2	7.7	0.2
Trench 23	Boulder of granite cut by quartz veinlets	grab	3.3	0.10
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.0	2.7	0.08
Trench 20	Sericite-pyrite altered augen gneiss	grab	2.3	0.07
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.3	2.1	0.06
Trench 18	Sericite-pyrite altered augen gneiss with quartz veins	0.8	2.0	0.06
Trench 9	Sericite-carbonate altered rock with quartz veinlets	4	1.9	0.06
Trench 16	Sericite-pyrite altered augen gneiss	1	1.7	0.05
Trench 7	Silicified and sericite altered granite and augen gneiss	4.0	1.2	0.04
Trench 15	Augen gneiss with quartz veinlets and pyrite	1	1.1	0.03
Trench 16	Sericite-pyrite altered augen gneiss with quartz veins	8	0.8	0.02
Trench 14	Sericite altered augen gneiss with quartz veins	9	0.5	0.01

*OPT = troy ounces per short ton

The company is extremely pleased with the results of the 2008 trenching program which demonstrate the potential of the property to host numerous zones of high grade gold mineralization associated with larger low grade halos. Combined the 2007 and 2008 trenching programs have identified six zones of high grade gold mineralization within an area exceeding 1600 meters by 500 meters. Individual alteration zones occur over strike lengths ranging from 10's to 1000's of meters, and all of the new zones remain open for expansion along strike and at depth. High grade mineralization in Trenches 1, 6, 7, 9, and 14 are blind discoveries made by trenching gold-in-soil anomalies and geological and structural targets. Outcrop is sparse over the Viking property, with most of the ground covered by one to two meters of cover. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and numerous geochemical, geological, and structural targets remain to be tested. The potential for expanding the known zones of gold mineralization and discovering new zones of mineralization at Viking is excellent.

Preparations are under way to drill test the Viking property. Permits for drilling are in place and discussions with drill contractors are ongoing. An announcement will be made once a drill contract has been signed.

Financial Information

The Company is also very pleased to report that it has been awarded a Junior Exploration Assistance Grant for the Viking Project from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. This grant will contribute up to 50% of eligible exploration costs for the 2008 trenching program.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash

payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.


Northern Abitibi Mining - Viking Project
Trench Location Map
2007 Trench
2008 Trench
Access trail
Gold in soil anomaly
500 meters
N
W
E
S
4 kilometer long gold in soil anomaly
Access trail
18.5 g/t Au
335.4 g/t Au
8.5 g/t Au
314.1 g/t Au
246.6 g/t Au
26.6 g/t Au
2.3 g/t Au
1.7 g/t Au
3.3 g/t Au
2.0 g/t Au
84.4 g/t Au
Gold in soil anomaly
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26

and remains open in all directions. Results from Trench #15 include 1.1 g/t gold over 1 meter. Trench #16 intersected a zone containing 0.8 g/t gold over 8 meters. This zone remains open to the south and included a zone grading 1.7 g/t gold over 1 meter.

Trench 18 was located 650 meters southwest of Trench #7 and exposed a 10 meter wide zone of sericite-pyrite-quartz alteration with anomalous gold. Bedrock sampling within this trench returned 2 g/t gold over 0.8 meters.

Trench #20 was located 175 meters west of Trench #18 and exposed what is interpreted to be the same mineralized structure. A sample of sericite-pyrite-quartz altered rock from Trench #20 returned 2.3 g/t gold.

Trench #23 was located 150 meters west of Trench #6, along the same altered and mineralized structure. As previously released (news release 07-14) Trench #6 contains samples grading 26.6, 2.2, and 1.1 g/t gold. Trench #23 exposed zones of sericite-quartz-pyrite alteration and a boulder from the zone returned 3.3 g/t gold.

Table 1. Select sample results from the 2008 trenching program at Viking

Location	Description	Width (m)	Au g/t	Au OPT*
Trench 9	Quartz-sulfide vein	grab	**335.4**	**9.8**
Trench 9	Same quartz-sulfide vein as above	0.75	**308**	**9.0**
Trench 7	Quartz boulder with sulfides	grab	**314.1**	**9.2**
Trench 14	Folded quartz veins in sericite altered augen gneiss	1	**84.4**	**2.5**
Trench 1	Granite with irregular quartz-sulfide veins	0.5	**79.5**	**2.3**
Trench 7	Granite cut by thin quartz veinlets with abundant pyrite	1.0	**35.0**	**1.0**
Trench 9	0.6 meter wide quartz sulfide vein	grab	**18.6**	**0.5**
Trench 9	Same quartz-sulfide vein as above	grab	**16.4**	**0.5**
Trench 9	Sericite altered rock with quartz veinlets	1	8	0.2
Trench 9	Sericite-carbonate altered rock with quartz veinlets	2.2	7.9	0.2
Trench 14	Folded quartz veins in sericite altered augen gneiss	2	7.7	0.2
Trench 23	Boulder of granite cut by quartz veinlets	grab	3.3	0.10
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.0	2.7	0.08
Trench 20	Sericite-pyrite altered augen gneiss	grab	2.3	0.07
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.3	2.1	0.06
Trench 18	Sericite-pyrite altered augen gneiss with quartz veins	0.8	2.0	0.06
Trench 9	Sericite-carbonate altered rock with quartz veinlets	4	1.9	0.06
Trench 16	Sericite-pyrite altered augen gneiss	1	1.7	0.05
Trench 7	Silicified and sericite altered granite and augen gneiss	4.0	1.2	0.04
Trench 15	Augen gneiss with quartz veinlets and pyrite	1	1.1	0.03
Trench 16	Sericite-pyrite altered augen gneiss with quartz veins	8	0.8	0.02
Trench 14	Sericite altered augen gneiss with quartz veins	9	0.5	0.01

*OPT = troy ounces per short ton

The company is extremely pleased with the results of the 2008 trenching program which demonstrate the potential of the property to host numerous zones of high grade gold mineralization associated with larger low grade halos. Combined the 2007 and 2008 trenching programs have identified six zones of high grade gold mineralization within an area exceeding 1600 meters by 500 meters. Individual alteration zones occur over strike lengths ranging from 10's to 1000's of meters, and all of the new zones remain open for expansion along strike and at depth. High grade mineralization in Trenches 1, 6, 7, 9, and 14 are blind discoveries made by trenching gold-in-soil anomalies and geological and structural targets. Outcrop is sparse over the Viking property, with most of the ground covered by one to two meters of cover. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and numerous geochemical, geological, and structural targets remain to be tested. The potential for expanding the known zones of gold mineralization and discovering new zones of mineralization at Viking is excellent.

Preparations are under way to drill test the Viking property. Permits for drilling are in place and discussions with drill contractors are ongoing. An announcement will be made once a drill contract has been signed.

Financial Information

The Company is also very pleased to report that it has been awarded a Junior Exploration Assistance Grant for the Viking Project from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. This grant will contribute up to 50% of eligible exploration costs for the 2008 trenching program.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash

and remains open in all directions. Results from Trench #15 include 1.1 g/t gold over 1 meter. Trench #16 intersected a zone containing 0.8 g/t gold over 8 meters. This zone remains open to the south and included a zone grading 1.7 g/t gold over 1 meter.

Trench 18 was located 650 meters southwest of Trench #7 and exposed a 10 meter wide zone of sericite-pyrite-quartz alteration with anomalous gold. Bedrock sampling within this trench returned 2 g/t gold over 0.8 meters.

Trench #20 was located 175 meters west of Trench #18 and exposed what is interpreted to be the same mineralized structure. A sample of sericite-pyrite-quartz altered rock from Trench #20 returned 2.3 g/t gold.

Trench #23 was located 150 meters west of Trench #6, along the same altered and mineralized structure. As previously released (news release 07-14) Trench #6 contains samples grading 26.6, 2.2, and 1.1 g/t gold. Trench #23 exposed zones of sericite-quartz-pyrite alteration and a boulder from the zone returned 3.3 g/t gold.

Table 1. Select sample results from the 2008 trenching program at Viking

Location	Description	Width (m)	Au g/t	Au OPT*
Trench 9	Quartz-sulfide vein	grab	**335.4**	**9.8**
Trench 9	Same quartz-sulfide vein as above	0.75	**308**	**9.0**
Trench 7	Quartz boulder with sulfides	grab	**314.1**	**9.2**
Trench 14	Folded quartz veins in sericite altered augen gneiss	1	**84.4**	**2.5**
Trench 1	Granite with irregular quartz-sulfide veins	0.5	**79.5**	**2.3**
Trench 7	Granite cut by thin quartz veinlets with abundant pyrite	1.0	**35.0**	**1.0**
Trench 9	0.6 meter wide quartz sulfide vein	grab	**18.6**	**0.5**
Trench 9	Same quartz-sulfide vein as above	grab	**16.4**	**0.5**
Trench 9	Sericite altered rock with quartz veinlets	1	8	0.2
Trench 9	Sericite-carbonate altered rock with quartz veinlets	2.2	7.9	0.2
Trench 14	Folded quartz veins in sericite altered augen gneiss	2	7.7	0.2
Trench 23	Boulder of granite cut by quartz veinlets	grab	3.3	0.10
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.0	2.7	0.08
Trench 20	Sericite-pyrite altered augen gneiss	grab	2.3	0.07
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.3	2.1	0.06
Trench 18	Sericite-pyrite altered augen gneiss with quartz veins	0.8	2.0	0.06
Trench 9	Sericite-carbonate altered rock with quartz veinlets	4	1.9	0.06
Trench 16	Sericite-pyrite altered augen gneiss	1	1.7	0.05
Trench 7	Silicified and sericite altered granite and augen gneiss	4.0	1.2	0.04
Trench 15	Augen gneiss with quartz veinlets and pyrite	1	1.1	0.03
Trench 16	Sericite-pyrite altered augen gneiss with quartz veins	8	0.8	0.02
Trench 14	Sericite altered augen gneiss with quartz veins	9	0.5	0.01

*OPT = troy ounces per short ton

The company is extremely pleased with the results of the 2008 trenching program which demonstrate the potential of the property to host numerous zones of high grade gold mineralization associated with larger low grade halos. Combined the 2007 and 2008 trenching programs have identified six zones of high grade gold mineralization within an area exceeding 1600 meters by 500 meters. Individual alteration zones occur over strike lengths ranging from 10's to 1000's of meters, and all of the new zones remain open for expansion along strike and at depth. High grade mineralization in Trenches 1, 6, 7, 9, and 14 are blind discoveries made by trenching gold-in-soil anomalies and geological and structural targets. Outcrop is sparse over the Viking property, with most of the ground covered by one to two meters of cover. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and numerous geochemical, geological, and structural targets remain to be tested. The potential for expanding the known zones of gold mineralization and discovering new zones of mineralization at Viking is excellent.

Preparations are under way to drill test the Viking property. Permits for drilling are in place and discussions with drill contractors are ongoing. An announcement will be made once a drill contract has been signed.

Financial Information

The Company is also very pleased to report that it has been awarded a Junior Exploration Assistance Grant for the Viking Project from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. This grant will contribute up to 50% of eligible exploration costs for the 2008 trenching program.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash

payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.


Northern Abitibi Mining - Viking Project
Trench Location Map
2007 Trench
2008 Trench
Access trail
Gold in soil anomaly
500 meters
N
W
E
S
4 kilometer long gold in soil anomaly
Access trail
Gold in soil anomaly
18.5 g/t Au
335.4 g/t Au
8.5 g/t Au
314.1 g/t Au
246.6 g/t Au
26.6 g/t Au
2.3 g/t Au
1.7 g/t Au
3.3 g/t Au
2.0 g/t Au
84.4 g/t Au
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26

and remains open in all directions. Results from Trench #15 include 1.1 g/t gold over 1 meter. Trench #16 intersected a zone containing 0.8 g/t gold over 8 meters. This zone remains open to the south and included a zone grading 1.7 g/t gold over 1 meter.

Trench 18 was located 650 meters southwest of Trench #7 and exposed a 10 meter wide zone of sericite-pyrite-quartz alteration with anomalous gold. Bedrock sampling within this trench returned 2 g/t gold over 0.8 meters.

Trench #20 was located 175 meters west of Trench #18 and exposed what is interpreted to be the same mineralized structure. A sample of sericite-pyrite-quartz altered rock from Trench #20 returned 2.3 g/t gold.

Trench #23 was located 150 meters west of Trench #6, along the same altered and mineralized structure. As previously released (news release 07-14) Trench #6 contains samples grading 26.6, 2.2, and 1.1 g/t gold. Trench #23 exposed zones of sericite-quartz-pyrite alteration and a boulder from the zone returned 3.3 g/t gold.

Table 1. Select sample results from the 2008 trenching program at Viking

Location	Description	Width (m)	Au g/t	Au OPT*
Trench 9	Quartz-sulfide vein	grab	**335.4**	**9.8**
Trench 9	Same quartz-sulfide vein as above	0.75	**308**	**9.0**
Trench 7	Quartz boulder with sulfides	grab	**314.1**	**9.2**
Trench 14	Folded quartz veins in sericite altered augen gneiss	1	**84.4**	**2.5**
Trench 1	Granite with irregular quartz-sulfide veins	0.5	**79.5**	**2.3**
Trench 7	Granite cut by thin quartz veinlets with abundant pyrite	1.0	**35.0**	**1.0**
Trench 9	0.6 meter wide quartz sulfide vein	grab	**18.6**	**0.5**
Trench 9	Same quartz-sulfide vein as above	grab	**16.4**	**0.5**
Trench 9	Sericite altered rock with quartz veinlets	1	8	0.2
Trench 9	Sericite-carbonate altered rock with quartz veinlets	2.2	7.9	0.2
Trench 14	Folded quartz veins in sericite altered augen gneiss	2	7.7	0.2
Trench 23	Boulder of granite cut by quartz veinlets	grab	3.3	0.10
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.0	2.7	0.08
Trench 20	Sericite-pyrite altered augen gneiss	grab	2.3	0.07
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.3	2.1	0.06
Trench 18	Sericite-pyrite altered augen gneiss with quartz veins	0.8	2.0	0.06
Trench 9	Sericite-carbonate altered rock with quartz veinlets	4	1.9	0.06
Trench 16	Sericite-pyrite altered augen gneiss	1	1.7	0.05
Trench 7	Silicified and sericite altered granite and augen gneiss	4.0	1.2	0.04
Trench 15	Augen gneiss with quartz veinlets and pyrite	1	1.1	0.03
Trench 16	Sericite-pyrite altered augen gneiss with quartz veins	8	0.8	0.02
Trench 14	Sericite altered augen gneiss with quartz veins	9	0.5	0.01

*OPT = troy ounces per short ton

The company is extremely pleased with the results of the 2008 trenching program which demonstrate the potential of the property to host numerous zones of high grade gold mineralization associated with larger low grade halos. Combined the 2007 and 2008 trenching programs have identified six zones of high grade gold mineralization within an area exceeding 1600 meters by 500 meters. Individual alteration zones occur over strike lengths ranging from 10's to 1000's of meters, and all of the new zones remain open for expansion along strike and at depth. High grade mineralization in Trenches 1, 6, 7, 9, and 14 are blind discoveries made by trenching gold-in-soil anomalies and geological and structural targets. Outcrop is sparse over the Viking property, with most of the ground covered by one to two meters of cover. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and numerous geochemical, geological, and structural targets remain to be tested. The potential for expanding the known zones of gold mineralization and discovering new zones of mineralization at Viking is excellent.

Preparations are under way to drill test the Viking property. Permits for drilling are in place and discussions with drill contractors are ongoing. An announcement will be made once a drill contract has been signed.

Financial Information

The Company is also very pleased to report that it has been awarded a Junior Exploration Assistance Grant for the Viking Project from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. This grant will contribute up to 50% of eligible exploration costs for the 2008 trenching program.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash

and remains open in all directions. Results from Trench #15 include 1.1 g/t gold over 1 meter. Trench #16 intersected a zone containing 0.8 g/t gold over 8 meters. This zone remains open to the south and included a zone grading 1.7 g/t gold over 1 meter.

Trench 18 was located 650 meters southwest of Trench #7 and exposed a 10 meter wide zone of sericite-pyrite-quartz alteration with anomalous gold. Bedrock sampling within this trench returned 2 g/t gold over 0.8 meters.

Trench #20 was located 175 meters west of Trench #18 and exposed what is interpreted to be the same mineralized structure. A sample of sericite-pyrite-quartz altered rock from Trench #20 returned 2.3 g/t gold.

Trench #23 was located 150 meters west of Trench #6, along the same altered and mineralized structure. As previously released (news release 07-14) Trench #6 contains samples grading 26.6, 2.2, and 1.1 g/t gold. Trench #23 exposed zones of sericite-quartz-pyrite alteration and a boulder from the zone returned 3.3 g/t gold.

Table 1. Select sample results from the 2008 trenching program at Viking

Location	Description	Width (m)	Au g/t	Au OPT*
Trench 9	Quartz-sulfide vein	grab	**335.4**	**9.8**
Trench 9	Same quartz-sulfide vein as above	0.75	**308**	**9.0**
Trench 7	Quartz boulder with sulfides	grab	**314.1**	**9.2**
Trench 14	Folded quartz veins in sericite altered augen gneiss	1	**84.4**	**2.5**
Trench 1	Granite with irregular quartz-sulfide veins	0.5	**79.5**	**2.3**
Trench 7	Granite cut by thin quartz veinlets with abundant pyrite	1.0	**35.0**	**1.0**
Trench 9	0.6 meter wide quartz sulfide vein	grab	**18.6**	**0.5**
Trench 9	Same quartz-sulfide vein as above	grab	**16.4**	**0.5**
Trench 9	Sericite altered rock with quartz veinlets	1	8	0.2
Trench 9	Sericite-carbonate altered rock with quartz veinlets	2.2	7.9	0.2
Trench 14	Folded quartz veins in sericite altered augen gneiss	2	7.7	0.2
Trench 23	Boulder of granite cut by quartz veinlets	grab	3.3	0.10
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.0	2.7	0.08
Trench 20	Sericite-pyrite altered augen gneiss	grab	2.3	0.07
Trench 7	Sericite-pyrite altered augen gneiss with quartz veinlets	1.3	2.1	0.06
Trench 18	Sericite-pyrite altered augen gneiss with quartz veins	0.8	2.0	0.06
Trench 9	Sericite-carbonate altered rock with quartz veinlets	4	1.9	0.06
Trench 16	Sericite-pyrite altered augen gneiss	1	1.7	0.05
Trench 7	Silicified and sericite altered granite and augen gneiss	4.0	1.2	0.04
Trench 15	Augen gneiss with quartz veinlets and pyrite	1	1.1	0.03
Trench 16	Sericite-pyrite altered augen gneiss with quartz veins	8	0.8	0.02
Trench 14	Sericite altered augen gneiss with quartz veins	9	0.5	0.01

*OPT = troy ounces per short ton

The company is extremely pleased with the results of the 2008 trenching program which demonstrate the potential of the property to host numerous zones of high grade gold mineralization associated with larger low grade halos. Combined the 2007 and 2008 trenching programs have identified six zones of high grade gold mineralization within an area exceeding 1600 meters by 500 meters. Individual alteration zones occur over strike lengths ranging from 10's to 1000's of meters, and all of the new zones remain open for expansion along strike and at depth. High grade mineralization in Trenches 1, 6, 7, 9, and 14 are blind discoveries made by trenching gold-in-soil anomalies and geological and structural targets. Outcrop is sparse over the Viking property, with most of the ground covered by one to two meters of cover. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and numerous geochemical, geological, and structural targets remain to be tested. The potential for expanding the known zones of gold mineralization and discovering new zones of mineralization at Viking is excellent.

Preparations are under way to drill test the Viking property. Permits for drilling are in place and discussions with drill contractors are ongoing. An announcement will be made once a drill contract has been signed.

Financial Information

The Company is also very pleased to report that it has been awarded a Junior Exploration Assistance Grant for the Viking Project from the Newfoundland and Labrador Department of Natural Resources Mineral Incentive Program. This grant will contribute up to 50% of eligible exploration costs for the 2008 trenching program.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash

payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo..

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.


Northern Abitibi Mining - Viking Project
Trench Location Map
2007 Trench
2008 Trench
Access trail
Gold in soil anomaly
500 meters
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4 kilometer long gold in soil anomaly
Access trail
18.5 g/t Au
335.4 g/t Au
8.5 g/t Au
314.1 g/t Au
246.6 g/t Au
26.6 g/t Au
2.3 g/t Au
3.3 g/t Au
1.7 g/t Au
2.0 g/t Au
84.4 g/t Au
Gold in soil anomaly
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